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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. ____)*



                         ANWORTH MORTGAGE ASSET CORP.
________________________________________________________________________________
                               (Name of Issuer)


                            Common Stock, par $0.01
________________________________________________________________________________
                         (Title of Class of Securities)


                                  037347 101
        _______________________________________________________________
                                (CUSIP Number)

                               Pamela J. Watson
                         1299 Ocean Avenue, Suite 200
                            Santa Monica, CA 90401
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                   14-May-99
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 037347 101                                     PAGE 2 OF 5 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                          Lloyd McAdams
                        Heather U. Baines
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
             PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      McAdams: United States of America; Baines: British
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF                Lloyd McAdams     :  5,000
                              Heather U. Baines : 10,000
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                              102,200
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                 Lloyd McAdams     :  5,000
                              Heather U. Baines : 10,000
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                              102,200
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
                         Lloyd McAdams     : 133,574
                         Heather U. Baines : 138,574
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
                    Lloyd McAdams = 5.9%  Heather Baines = 6.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
                                IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.  Security and Issuer.

This statement relates to the common stock, par value $0.01 (the "Common Stock"), of Anworth Mortgage Asset Corporation (the "Company"), whose offices are located at 1299 Ocean Avenue, Suite 200, Santa Monica, CA 90401.

Item 2.  Identity and Background.

The names of the reporting persons are Lloyd McAdams and Heather U. Baines. Pertaining to Lloyd McAdams, Jr.:

(a)    Joseph Lloyd McAdams, Jr.;

(b)    1299 Ocean Avenue, Suite 200
       Santa Monica, CA  90401;

(c)    Chief Investment Officer, Pacific Income Advisers, Inc.
       1299 Ocean Avenue, Suite 200
       Santa Monica, CA  90401;

(d)    None;

(e)    None; and

(f)    United States of America

Pertaining to Heather Baines:

(a)    Heather Una Hannah Baines;

(b)    1299 Ocean Avenue, Suite 200
       Santa Monica, CA  90401;

(c)    President, Pacific Income Advisers, Inc.
       1299 Ocean Avenue, Suite 200
       Santa Monica, CA  90401;

(d)    None;

(e)    None; and

(f)    British.

ITEM 3.  Source and Amount of Funds or Other Considerations.

The securities were purchased in the open market with personal funds.

ITEM 4.  Purpose of Transaction.

Lloyd McAdams is the Chief Executive Officer of the Company. Heather U. Baines is his wife and is an Executive Vice President of the Company. The purpose of the transaction is to acquire shares for investment purposes.

ITEM 5.  Interest in Securities of the Issuer.

(a) As husband and wife, Lloyd McAdams and Heather U. Baines own, as community property, 102,200 shares of the Common Stock or 4.4% of the outstanding shares of the Common Stock, and Lloyd McAdams and Heather U. Baines hold, as community property, the right to acquire 26,374 shares of Common Stock or 1.2% of the outstanding shares of Common Stock as the result of options granted pursuant to the Anworth Mortgage Asset Corporation 1997 Stock Option and Awards Plan (the "Plan"). Taken together, these positions amount to 128,574 shares or 5.6% of the outstanding shares of the Common Stock. Lloyd McAdams separately owns 5,000 shares of the Common Stock in which Ms. Baines has no beneficial interest and Heather U. Baines owns 10,000 shares of the Common Stock in which Mr. McAdams has no beneficial interest. Lloyd McAdams' total interest amounts to 133,574 shares or 5.9% of the outstanding shares of the Common Stock and Heather U. Baines' total interest amounts to 138,574 or 6.1% of the outstanding shares of Common Stock;

(b) Both Lloyd McAdams and Heather U. Baines have shared power to vote and shared dispositive power over 102,200 shares of the issue. Lloyd McAdams has sole power to vote and sole dispositive power over 5,000 shares of the Common Stock. Heather U. Baines has sole power to vote and sole dispositive power over 10,000 shares of the Common Stock;

(c)    The following transactions took place within the past sixty days:

Purchaser                 Date         # of Shares        Price      Where, how transacted
                                        Purchased
-------------------------------------------------------------------------------------------
Lloyd McAdams             4/27/99             3,600       4.50       Amex, limit order
-------------------------------------------------------------------------------------------
Lloyd McAdams             4/28/99             6,400       4.50       Amex, limit order
-------------------------------------------------------------------------------------------
Lloyd McAdams             5/14/99             5,000       4.75       Amex, limit order
-------------------------------------------------------------------------------------------
Heather Baines            5/14/99            10,000       4.75       Amex, limit order
-------------------------------------------------------------------------------------------
Lloyd McAdams             5/18/99               500       4.75       Amex, limit order
-------------------------------------------------------------------------------------------
Lloyd McAdams             5/19/99            11,500       4.74       Amex, limit order
-------------------------------------------------------------------------------------------

(d)    None; and

(e)    Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As Chief Executive Officer of the Issuer, Lloyd McAdams has been granted an option to purchase 44,400 shares of the Common Stock with an exercise price of $9.00 per share and has been awarded the right to receive an additional 4,400 shares upon exercise of the above option pursuant to dividend equivalent rights issued in accordance with the Plan. The right to purchase one-third of these shares vested on March 17, 1999; the remaining two-thirds will vest over the next two years, one remaining third each year on March 17. Lloyd McAdams has also been granted an option to purchase 12,500 shares of the Common Stock with an exercise price of $4.60; this option will vest on April 17, 2002.

As Executive Vice President Officer of the Company, Heather Baines has been granted an option to purchase 32,000 shares of the Common Stock with an exercise price of $9.00 per share and has been awarded the right to receive an additional 3,521 shares upon exercise of the above option pursuant to dividend equivalent rights issued in accordance with the Plan. The right to purchase one-third of these shares vested on March 17, 1999; the remaining two-thirds will vest over the next two years, one remaining third each year on March 17. Heather Baines has also been granted an option to purchase 5,000 shares of the Common Stock with an exercise price of $4.60; this option will vest on April 17, 2002.

Item 7.  Material to Be Filed as Exhibits

Exhibit A - Stock option agreement between Anworth Mortgage Asset Corporation and Lloyd McAdams, dated March 9, 1998.

Exhibit B - Stock option agreement between Anworth Mortgage Asset Corporation and Heather U. Baines, dated March 9, 1998.

Exhibit C - Stock option agreement between Anworth Mortgage Asset Corporation and Lloyd McAdams, dated June 16, 1999.

Exhibit D - Stock option agreement between Anworth Mortgage Asset Corporation and Heather U. Baines, dated June 16, 1999.


Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


16-JUN-99                                       /s/ Lloyd McAdams
------------------                              ------------------------------
Date                                            Signature

                                                LLOYD MCADAMS
                                                -------------------------
                                                Name

16-JUN-99                                       /s/ Heather U. Baines
------------------                              ------------------------------
Date                                            Signature

                                                HEATHER U. BAINES
                                                -------------------------
                                                Name